UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 8)*

COLFAX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

William R. Bush

BDT Capital Partners, LLC

401 N. Michigan Ave., Suite 3100

Chicago, Illinois

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194014106	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS BDT Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,614,281 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,614,281 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,614,281 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14	TYPE OF REPORTING PERSON* OO

*	See Instructions
(1)	The percentages reported in this Amendment No. 8 to Schedule 13D are based on the 123,760,391 shares of Common Stock reported as outstanding in Colfax Corporation’s Form 10-K for the year ended December 31, 2014.

CUSIP No. 194014106	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS BDTCP GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,614,281 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,614,281 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,614,281 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* OO

*	See Instructions

CUSIP No. 194014106	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Byron D. Trott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,050,484 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,050,484 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,050,484 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* IN

*	See Instructions

CUSIP No. 194014106	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS BDTP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,050,484 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,050,484 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,050,484 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* OO

*	See Instructions

This Amendment No. 8 to Schedule 13D is filed to report the distribution (the “Distribution”) by BDT CF Acquisition Vehicle, LLC (the “Investor”) to its members of (i) all of the remaining shares of Common Stock (the “Common Stock”) of Colfax Corporation (the “Company”) acquired by the Investor upon the conversion of all of the Investor’s 13,877,552 shares of Series A Perpetual Convertible Preferred Stock of the Company into 12,173,291 shares of Common Stock on February 12, 2014, and (ii) 2,211 additional shares of Common Stock that had been contributed to the Investor. In this Distribution, 3,268,283 shares of Common Stock were distributed to investment funds managed by BDTCP GP I, LLC (“BDTCP GP I”), and 134,313 shares of Common Stock were distributed to an employee investment vehicle (the “BDT Investment Vehicle”) controlled by BDTP GP, LLC (“BDTP”), in each case, as reflected in this filing. 2,686,261shares of Common Stock were distributed to the Investor’s other members.

Item 2. Identity and Background.

Item 2(a) of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Statement is being filed jointly by (i) BDT Capital Partners, LLC, a Delaware limited liability company (“BDT CP”), (ii) BDTCP GP I, LLC, a Delaware limited liability company (“BDTCP GP I”), (iii) Byron D. Trott, and (iv) BDTP GP, LLC, a Delaware limited liability company (“BDTP” and together with Mr. Trott, BDT CP and BDTCP GP I, the “Reporting Persons”). Byron D. Trott is the sole member of BDTP, which is the managing member of BDT CP. BDT CP is the manager of BDTCP GP I.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of this Schedule 13D is hereby supplemented as follows:

(a)-(b) (i) Following the Distribution, the Investor beneficially owns no shares of Common Stock. Certain investment funds (the “BDT Investment Funds”) controlled by BDTCP GP I directly beneficially own, in the aggregate, 10,614,281 shares of Common Stock, and the BDT Investment Vehicle directly beneficially owns 436,203 shares of Common Stock.

(ii) The number of shares of Common Stock directly beneficially owned, in the aggregate, by the BDT Investment Funds represents approximately 8.6% of the aggregate shares of Common Stock; and the number of shares of Common Stock directly beneficially owned by the BDT Investment Vehicle represents approximately .4% of the aggregate shares of Common Stock.

(iii) Each of the BDT Investment Funds has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it. The BDT Investment Vehicle has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it.

(iv) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the BDT Investment Funds. Each of Byron D. Trott (“Mr. Trott”) and BDTP may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the BDT Investment Vehicle.

(v) Each of BDT CP and BDTCP GP I affirms membership in a group with each other but disclaims membership in a group with BDTP or Mr. Trott. Each of BDTP and Mr. Trott disclaims membership in a group with any person.

(c) On February 23, 2015, the Investor distributed to its members all of the shares of Common Stock held by the Investor. 3,268,283 shares of Common Stock were distributed to the BDT Investment Funds, and 134,313 shares of Common Stock were distributed to the BDT Investment Vehicle, in each case, as reflected in this filing. 2,686,261 shares of Common Stock were distributed to the Investor’s other members.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of BDTP and Mr. Trott disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, dated as of January 23, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BYRON D. TROTT

/s/ Byron D. Trott

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer